FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **May 27, 2003**

Equant N.V.
(Translation of registrant's name into English)

Gatwickstraat 21-23
1043 GL Amsterdam Sloterdijk, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Equant names Jacques Kerrest Chief Financial Officer

Washington and Paris (May 23, 2003) - Equant (NYSE: ENT) (Euronext Paris: EQU), a recognized industry leader in global IP and data service for multinational businesses, today announced the appointment of Jacques Kerrest as its Chief Financial Officer, effective June 9, 2003. Kerrest most recently served as CFO of Harte-Hanks Inc., a customer relationship management and business solutions company. Prior to that, Jacques was the Chief Financial Officer of the Chancellor Broadcasting Corporation. "Jacques global experience will fit well with our executive management team," said Didier Delepine, Equant's President and CEO. "His international background, having worked in France, Canada, England and the U.S., combined with his in-depth knowledge of accounting, capital markets, and general management makes him the ideal executive to lead our global finance organization."

John Allkins, who has served as Equant's CFO since 1995 will be leaving to pursue other interests.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in 165 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by 800 global businesses as of March 10, 2003. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.



CONTACTS:

Equant Media Relations
Fredric Emmert
+1 703 689 6010
Fredric.emmert@equant.com

Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Télécom
Nilou du Castel
Responsable Presse Groupe France Télécom
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
33 1 44 44 93 93
roline.chaize@francetelecom.com

Equant Investor Relations
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

Europe
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com